1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2005.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date December 01, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CLARIFICATION ANNOUNCEMENT

Summary

This announcement is to clarify recent reports in the local newspapers that the Company will privatise the A Share companies in which the Company has equity interests and may be involved in acquisition of domestic aluminium smelting enterprises.

It has recently been reported that Aluminum Corporation of China Limited ("the Company") will privatise its A Share listed companies in which the Company holds equity interests and will be involved in the acquisition of domestic aluminum smelting enterprises. The Company wishes to make the following clarification in relation to the news:

To accelerate the reform and opening of the equity market and its stable development and to protect the legitimate rights and interests of investors, the PRC government has introduced share reforms for domestically listed companies in the PRC (A Share companies). Shandong Aluminum Industry Co., Ltd., a subsidiary of the Company, and Lanzhou Aluminum Company Limited, a company in which the Company holds 28% equity interests, are A Share companies subject to the non-tradable share reforms. In this connection, the Company has been conducting preliminary inquiries and studies on them in relation to their share reforms, including inquiries into the possibilities of their privatization, but so far there has been no material progress in relation to their share reforms. The Secretary of the board of directors of the Company has not disclosed to the media in Hong Kong any information about share reform proposal of the A Share companies in which the Company has equity interests.

In line with the strategic goal for business development of the Company, the Company is in contact with several domestic aluminum smelting enterprises to explore possible acquisition and collaboration targets. Such target enterprises include Shanxi Guanlu Company Limited ("Shanxi Guanlu") and Jiaozuo Wangfang Aluminum Company Limited ("Jiaozuo Wangfang") as recently reported by the media. The Company is liaising with Guanlu and Jiaozuo Wangfang and so far there has been some positive progress subject to further negotiations. Once the acquisition or collaboration is finalized or confirmed, the Company will timely go through the relevant procedures and make disclosure in accordance with the Listing Rules.

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors); Mr. Joseph C. Muscari, Mr. Shi Chungui (Non-executive Directors); Mr. Pan Yaojian, Mr. Wang Dingzuo and Mr. Kang Yi (Independent Non-executive Directors).

The above announcement is made by order of the Board of Directors of Aluminum Corporation of China Limited. All directors of the Board accept several and joint responsibility for the accuracy of this announcement.

By order of the Board of Directors of Aluminum Corporation of China Limited Liu Qiang Company Secretary

Hong Kong, 30 November 2005

* for identification only
About the Company
Our contact information of this release is:

*	Business address: No.12B, Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
*	Telephone number: (86-10) 6397 1767
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary